June 21, 2011

Ms. Lauren Nguyen

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Lockheed Martin Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed April 28, 2011 File No. 333-172431 Form 10-K for Fiscal Year Ended December 31, 2010 File No. 001-11437

Dear Ms. Nguyen:

We will provide the disclosures summarized below in our future Forms 10-K and 10-Q, consistent with our recent discussions with the Staff. Although we will make these enhanced disclosures beginning with our 2011 second quarter Form 10-Q, we have illustrated these changes using our 2011 first quarter Form 10-Q disclosures and the critical accounting policy for revenue recognition from our 2010 Form 10-K as examples. The disclosures incremental to our prior filings are italicized for ease of review purposes.

With respect to profit rate adjustments, we will quantify the net dollar amount of such adjustments on a consolidated basis in our critical accounting policy for revenue recognition, along with enhanced language regarding why such adjustments occur on a recurring basis across our broad portfolio of contracts. Although not currently the case, we also affirm that in the future, when the gross dollar amounts of favorable and unfavorable profit rate adjustments are material, they will be separately disclosed. As noted in our prior comment letter responses, we will provide disclosure regarding profit rate adjustments in our results of operations discussion, at both the consolidated and segment levels, when there are material changes in profit rate adjustments that affect comparability between periods. Beginning with our 2011 second quarter Form 10-Q we also will disclose the net dollar amount, and the related earnings per share impact, of profit rate adjustments in the footnotes to our financial statements for each period presented.

With respect to cost of sales, we will enhance our discussion and quantification of fluctuations in cost of products and cost of services. Consistent with our discussions, we affirm our accounting systems do not accumulate, on a consolidated basis, the

Ms. Lauren Nguyen

U.S. Securities and Exchange Commission

June 21, 2011

components of our costs of sales (e.g., materials, labor or subcontracting). We believe our business processes would, however, identify material trends in our costs. While not currently the case, when we identify material trends affecting our costs, we affirm we will disclose such trends.

Profit Rate Adjustments

Critical Accounting Policy for Revenue Recognition

Contract Accounting / Sales Recognition

Approximately 90% of our net sales are derived from long-term contracts for design, development, and production activities (also referred to as DD&P contracts) and services provided to the U.S. Government, and foreign military sales conducted through the U.S. Government. Approximately 95% of our net sales, including net sales related to DD&P contracts with non-U.S. Government customers, are accounted for using the POC method. The POC model requires that significant estimates and assumptions be made in accounting for the contracts. Our remaining net sales are derived from contracts to provide services to non-U.S. Government customers that are not associated with DD&P activities, which we continue to account for under the services accounting model.

Beginning January 1, 2011, we evaluate new or significantly modified contracts with customers other than the U.S. Government, to the extent the contracts include multiple elements, to determine if the individual deliverables should be accounted for as separate units of accounting. When we determine that accounting for the deliverables as separate units is appropriate, we allocate the contract value to the deliverables based on their relative estimated selling prices. The contracts or contract modifications we evaluate for multiple elements typically are long term in nature and include the provision of both DD&P activities and services. Based on the nature of our business, we generally account for components of such contracts using the POC accounting model or the services accounting model, as appropriate. This change in accounting has not had a material effect on our financial results, and is not expected to have a material effect in future periods.

We classify net sales as products or services on our Statement of Earnings based on the predominant attributes of the underlying contract. Most of our long-term contracts are denominated in U.S. dollars, including contracts for sales of military products and services to foreign governments conducted through the U.S. Government. We record sales for both DD&P activities and services under cost-reimbursable, fixed-price, and time-and-materials contracts.

Ms. Lauren Nguyen

U.S. Securities and Exchange Commission

June 21, 2011

Contract Types

Cost-reimbursable contracts

Cost-reimbursable contracts, which accounted for about 60% of our total net sales over the last three years, provide for the payment of allowable costs incurred during performance of the contract plus a fee, up to a ceiling based on the amount that has been funded. We generate revenue under two general types of cost-reimbursable contracts: cost-plus-award-fee/incentive fee (which represent a substantial majority of our cost-reimbursable contracts) and cost-plus-fixed-fee contracts.

Cost-plus-award-fee contracts provide for an award fee that varies within specified limits based on the customer’s assessment of our performance against a predetermined set of criteria, such as targets based on cost, quality, technical, and schedule criteria. Cost-plus-incentive-fee contracts provide for reimbursement of costs plus a fee which is adjusted by a formula based on the relationship of total allowable costs to total target costs (incentive based on cost) or reimbursement of costs plus an incentive to exceed stated performance targets (incentive based on performance). The fixed fee in a cost-plus-fixed-fee contract is negotiated at the inception of the contract and that fixed fee does not vary with actual costs.

Fixed-price and other contracts

Under fixed-price contracts, which accounted for about 35% of our total net sales over the last three years, we agree to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, we will generate more or less profit, or could incur a loss. Some fixed-price contracts have a performance-based component under which we may earn incentive payments or incur financial penalties based on our performance.

Under time-and-materials contracts, which accounted for about 5% of our total net sales over the last three years, we are paid a fixed hourly rate for each direct labor hour expended, and we are reimbursed for allowable material costs and allowable out-of-pocket expenses. To the extent our actual direct labor and associated costs vary in relation to the fixed hourly billing rates provided in the contract, we will generate more or less profit, or could incur a loss.

POC Method of Accounting

We record net sales and an estimated profit on a percentage-of-completion (“POC”) basis for cost-reimbursable and fixed-price contracts for DD&P activities, and services contracts with the U.S. Government. Sales are recorded on all time-and-materials contracts as the work is performed based on agreed-upon hourly rates and allowable costs.

Ms. Lauren Nguyen

U.S. Securities and Exchange Commission

June 21, 2011

The POC method for DD&P contracts depends on the nature of the products provided under the contract. For example, for contracts that require us to perform a significant level of development effort in comparison to the total value of the contract and/or to deliver minimal quantities, sales are recorded using the cost-to-cost method to measure progress toward completion. Under the cost-to-cost method of accounting, we recognize sales and an estimated profit as costs are incurred based on the proportion that the incurred costs bear to total estimated costs. For contracts that require us to provide a substantial number of similar items without a significant level of development, we record sales and an estimated profit on a percentage-of-completion basis using units-of-delivery as the basis to measure progress toward completing the contract. For contracts to provide services to the U.S. Government, sales are generally recorded using the cost-to-cost method.

Award fees and incentives, as well as penalties related to contract performance, are considered in estimating sales and profit rates on contracts accounted for under the POC method. Estimates of award fees are based on past experience and anticipated performance. We record incentives or penalties when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs. For contract change orders, claims, or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable.

Accounting for contracts under the POC method requires judgment relative to assessing risks, estimating contract revenues and costs (including estimating award and incentive fees and penalties related to performance), and making assumptions for schedule and technical issues. Due to the scope and nature of the work required to be performed on many of our contracts, the estimation of total revenue and cost at completion is complicated and subject to many variables.

Contract costs include material, labor, and subcontracting costs, as well as an allocation of indirect costs. We have to make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, the length of time to complete the contract (to estimate increases in wages and prices for materials), performance by our subcontractors, and the availability and timing of funding from our customer, among other variables. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period in which the loss is determined.

Ms. Lauren Nguyen

U.S. Securities and Exchange Commission

June 21, 2011

At the outset of each contract, we estimate the initial profit booking rate. The initial profit booking rate of each contract considers risks surrounding the ability to achieve the technical requirements (for example, a newly-developed product versus a mature product), schedule (for example, the number and type of milestone events), and costs by contract requirements in the initial estimated costs at completion. Business segment personnel evaluate our contracts through periodic reviews. Management personnel independent from the business segment performing work under the contract also perform recurring evaluations of technical matters, scheduling, and contract costs. Profit booking rates may increase during the performance of the contract if we successfully retire risks surrounding the technical, schedule, and costs aspects of the contract. Likewise, the profit booking rate may decrease if we are not successful in retiring the risks; and, as a result, our estimated costs at completion increase. All of the estimates are subject to change during the performance of the contract and, therefore, may affect the profit booking rate.

When adjustments in estimated contract revenues or estimated costs at completion are required, any changes from prior estimates are recognized in the current period for the inception-to-date effect of the changes. For example, if we increase the estimated profit booking rate on a cost-reimbursable contract, the increase in sales and operating profit for that contract will reflect a higher return on sales in the current period due to the recognition of the higher profit booking rate on both current period costs, as well as previously incurred costs. As examples of how changes in profit booking rates can affect our financial statements, our net profit booking rate adjustments increased profit and net sales in the first six months of 2011 and 2010 by approximately $x and $y [will provide when we have actual amounts] and by approximately $1.3 billion for both 2010 and 2009, as we were able to successfully retire risks across a broad portfolio of contracts in those periods.

Services Method of Accounting

For cost-reimbursable contracts for services to non-U.S. Government customers that provide for award and incentive fees, we record net sales as services are performed, except for award and incentive fees. Award and incentive fees are recorded when they are fixed or determinable, generally at the date the amount is communicated to us by the customer. This approach results in the recognition of such fees at contractual intervals (typically every six months) throughout the contract and is dependent on the customer’s processes for notification of awards and issuance of formal notifications. Under a fixed-price service contract, we are paid a predetermined fixed amount for a specified scope of work and generally have full responsibility for the costs associated with the contract and the resulting profit or loss. We record net sales under fixed-price service contracts on a straight-line basis over the period of contract performance, unless evidence suggests that net sales are

Ms. Lauren Nguyen

U.S. Securities and Exchange Commission

June 21, 2011

earned or the obligations are fulfilled in a different pattern. Costs for all service contracts are expensed as incurred.

Other Contract Accounting Considerations

The majority of our sales are driven by pricing based on costs incurred to produce products or perform services under contracts with the U.S. Government. Cost-based pricing is determined under the Federal Acquisition Regulation (FAR). The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services under U.S. Government contracts. For example, costs such as those related to charitable contributions, interest expense, and certain advertising and public relations activities are unallowable and, therefore, not recoverable through sales. In addition, we may enter into advance agreements with the U.S. Government that address the subjects of allowability and allocability of costs to contracts for specific matters. For example, most of the environmental costs we incur for groundwater treatment and soil remediation related to sites operated in prior years are allocated to our current operations as general and administrative costs under FAR provisions and supporting advance agreements reached with the U.S. Government.

We closely monitor compliance with, and the consistent application of, our critical accounting policies related to contract accounting. Costs incurred and allocated to contracts are reviewed for compliance with U.S. Government regulations by our personnel, and are subject to audit by the Defense Contract Audit Agency.

Cost of Sales

Example Form 10-Q Disclosure

Cost of sales, for both products and services, consist of materials, labor, and subcontracting costs, as well as an allocation of indirect costs (overhead and general and administrative). For each of our contracts, we manage the nature and amount of costs at the contract level, which form the basis for estimating our total costs at completion of the contract.

Management evaluates performance on our contracts by focusing on net sales and operating profit, and not by type or amount of operating expense. Consequently, our discussion of business segment performance focuses on net sales and operating profit, consistent with our approach for managing the business. This approach is consistent with the overall life cycle of our contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit, and monitors performance on our contracts in a similar manner through their completion.

Ms. Lauren Nguyen

U.S. Securities and Exchange Commission

June 21, 2011

Because most of our contracts are cost-based in nature, we regularly provide customers with reports of our costs as the contract progresses. The cost information in the reports is accumulated in a manner specified by the requirements of each contract. For example, cost data provided to our customer for a product would typically align to the subcomponents of that product (such as a wing-box on an aircraft) or for services, the type of work being performed (such as help-desk support).

Our contracts generally are cost-based, which allows for the recovery of costs in the pricing of our products and services. Most of our contracts generally are bid and negotiated with our customers based on the mutual awareness of our estimated costs to provide the product or service. This approach for negotiating contracts with our U.S. Government customers generally allows for the recovery of our costs. We also may enter into long-term supply contracts for certain materials or components, to coincide with the production schedule of certain products and to ensure their availability at known unit prices.

	Quarter Ended
	March 27, 2011	March 28, 2010
	(In millions, except percentages)
Cost of Sales
Cost of Product Sales	$(7,603)	$(7,453)
% of Product Sales	89.4%	89.6%
Cost of Services Sales	(1,929)	(1,811)
% of Services Sales	90.6%	89.7%
Unallocated Corporate Costs	(299)	(177)

Total	$(9,831)	$(9,441)

Approximately 95% of our contracts are accounted for using the POC method of accounting. Under the POC method, we record net sales on contracts based upon our progress towards completion on a particular contract, as well as our estimate of the profit to be earned at completion. The following discussion of material changes in our cost of sales at the consolidated level should be read in tandem with our “Discussion of Business Segments” because due to the nature of POC accounting, changes in our cost of sales are typically accompanied by a corresponding change in our net sales:

Cost of Product Sales - The increase in cost of product sales of $150 million or 2% during the first quarter of 2011, as compared to the first quarter of 2010,

Ms. Lauren Nguyen

U.S. Securities and Exchange Commission

June 21, 2011

primarily was due to higher product volume, as the percentage of cost of product sales relative to product sales has remained consistent period over period. The increase in cost of product sales primarily was attributable to costs associated with three additional deliveries of C-130J aircraft and work performed on the F-35 low-rate initial production contracts of approximately $440 million at Aeronautics and production on radar system and air defense programs, including PAC-3, of approximately $200 million at Electronic Systems. These increases partially were offset by lower cost of product sales on the F-22 program due to lower production levels and lower activities on the F-35 System Development and Demonstration contract of approximately $250 million at Aeronautics, the Decennial Response Integration System program of approximately $110 million at IS&GS, which supported the 2010 United States census and lower production on the Orion and External Tank programs of approximately $130 million at Space Systems.

Cost of Services Sales - The increase in cost of services sales of $118 million or 7% during the first quarter of 2011, as compared to the first quarter of 2010, primarily was due to higher services volume. The increase in cost of services sales primarily was attributable to increases in logistics support services at Electronic Systems, such as the Special Operations Forces Contractor Logistics Support Services (SOFCLSS) program of approximately $90 million, with the remainder of the increase attributable to work performed on numerous small programs at IS&GS. The approximate 1% increase in the percentage of cost of services sales relative to services sales primarily was due to volume on the SOFCLSS program, which provides a lower margin relative to other Electronic Systems programs.

Unallocated Corporate Costs - The increase in unallocated corporate costs between the first quarter of 2011 and the first quarter of 2010 primarily was due to an increase of about $120 million in the FAS/CAS pension adjustment (see “Discussion of Business Segments” for a description of this amount).

Changes in our cost of sales between periods were not material, except as described above. The period-over-period change in our cost of sales was due to the volume of costs resulting from production, deliveries of products, and/or services provided on our portfolio of contracts. We have not identified any developing trends in cost of sales that would have a material impact on our future operations.

* * * *

Ms. Lauren Nguyen

U.S. Securities and Exchange Commission

June 21, 2011

If you have any questions or further comments, please contact the undersigned at (301) 897-6764, or David A. Dedman, Vice President and Associate General Counsel, at (301) 897-6177.

Sincerely,

/s/ Christopher J. Gregoire

Christopher J. Gregoire
Vice President and Controller

cc:	Mr. Patrick Kuhn

Mr. Lyn Shenk

Ms. Tonya Bryan